April 4, 2019

Babette Cooper

Staff Accountant, Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-34506

Dear Ms. Cooper:

We refer to the comment letter dated March 19, 2019 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2018 filed on February 27, 2019 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comment in the aforementioned comment letter, followed by the Company’s response in plain text.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibits 31.1, 31.2, 32.1, 32.2

1.              We note that your certifications required by Sections 302 and 906 of the Sarbanes Oxley Act reference a quarterly report on Form 10-Q rather than the annual report on Form 10-K. Please file an amendment with the proper certifications, in accordance with Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has filed a Form 10-K/A for the fiscal year ended December 31, 2018 that includes the proper certifications.

*   *   *   *   *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments please direct them to our General Counsel and Secretary, Rebecca Sandberg, at 575 Lexington Ave., Suite 2930, New York, NY 10022, via telephone at (612) 238-3385 or via email rebecca.sandberg@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name:	Mary Riskey
Title:	Chief Financial Officer